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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


For the month of August, 2003

Commission File Number  000-50184
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                     Yantai Daihua Holdings Company Limited
                 (Translation of registrant's name into English)

          East of Muping, Yantai, Shangdong, People's Republic of China
                    (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.


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RECORDED PROFITS FOR H1 2003

The Company announced on August 26, 2003 that its 85% owned subsidiary, Yantai Dahua Paper Industry Co. Ltd., has recorded, on an un-audited basis, a net profit of approximately US$200,000 for the first six months of 2003, versus a net loss of approximately US$69,000 for the corresponding period of 2002.

Mr. Yuxiang Tang, Chairman of the Company, said, "The improvement to our bottom line is the results of our cost saving measures that we put forward earlier. Although the H1 revenue of approximately US$4.8 million is similar to what we did in 2002, our operating costs has been substantially lowered with the full operation of the 3,000 KW electricity generator in the second half last year.

"Looking forward, we expect our business volume to pick up handsomely in the second half as our sales of paper is very seasonal with orders concentrated in the summer and autumn months and that demand from our customers has been increasing steadily," Mr. Tang added.

The Company owns an 85% stake in Yantai Dahua Paper Industry Co. Ltd. ("YPIL"), which reported operating revenue of US$12.35 million, and net income of US$986,088, for fiscal year 2002. YPIL also reported total assets of US$20,541,135, and total shareholders equity of US$10,041,949, for the year ending Dec. 31, 2002.

About the Company
The Company is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in China. It is a leading paper manufacturer in Shandong, China and employs a total of 1,180 staff. The Company's marketing teams distribute its products through six sales offices in different parts of China to cater for its clientele of over 210 well-established publishing houses, printing companies and other state-owned material supplies companies. http://www.ydhcf.com .

Forward-Looking Statement
This press release contains certain forward-looking statements about plans and objectives for future operations that involve a number of risk and uncertainties relating to, among other things, the paper industry in China and general economic conditions in China and the world. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    YANTAI  DAHUA  HOLDINGS  COMPANY  LIMITED




                    By:___________________________
                    Tang  Yuxiang,  Chairman  and  Chief  Executive  Officer




Date: August 29, 2003


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